Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.

SUPPLEMENT NO. 14 DATED SEPTEMBER 6, 2007
TO THE PROSPECTUS DATED JANUARY 31, 2007

This document supplements, and should be read in conjunction with, our prospectus dated January 31, 2007, as supplemented by Supplement No. 6 dated April 30, 2007, Supplement No. 7 dated May 4, 2007, Supplement No. 8 dated May 24, 2007, Supplement No. 9 dated June 21, 2007, Supplement No. 10 dated July 6, 2007, Supplement No. 11 dated July 16, 2007, Supplement No. 12 dated July 27, 2007 and Supplement No. 13 dated August 15, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 14 is to disclose:

•	the status of our initial public offering; and

•	our recent acquisition of Towne Crossing Apartments in Mansfield, Texas.

Status of Our Initial Public Offering

As of August 31, 2007, we had received and accepted subscriptions in this offering for 6,250,789 shares of our common stock, or $62,447,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Towne Crossing Apartments

On August 29, 2007, we purchased Towne Crossing Apartments for a purchase price of $21,600,000, plus closing costs, from an unaffiliated third party. Towne Crossing Apartments is a 268-unit Class A apartment property located in Mansfield, Texas. We purchased the fee interest in the property through our wholly-owned subsidiary, NNN Apartment REIT Towne Crossing, LP.

Financing and Fees

We financed the purchase price of Towne Crossing Apartments through our assumption of an existing secured loan of $15,760,000 on the property with Federal Home Loan Mortgage Corporation, or Freddie Mac, and an unsecured loan of $5,400,000 with NNN Realty Advisors, Inc., or NNN Realty Advisors, our sponsor. We paid an acquisition fee of $648,000, or 3.0% of the purchase price, to our advisor and its affiliate.

On August 29, 2007, we, through Apartment REIT Towne Crossing, LP, entered into an assumption agreement with Freddie Mac. Pursuant to the assumption agreement, Freddie Mac consented to the acquisition of Towne Crossing Apartments by us and our assumption of a $15,760,000 loan between the seller and Freddie Mac, with an unpaid principal balance of $15,366,000, secured by the property, subject to terms and conditions set forth in the loan documents. The secured loan is evidenced by an original promissory note and is secured by both a Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing, conveying Towne Crossing Apartments and granting a security interest in its fixtures and personal property, as well as a Guaranty executed by us as the guarantor of the assumed loan. The secured loan includes a fixed rate period as well as a potential extension period. During the fixed rate period, the loan bears interest at a fixed rate of 5.04% and has an initial maturity date of November 1, 2014. Upon the initial maturity date, if the secured loan is not in default, an extension period automatically becomes effective for an additional 12-month period. During the extension period, the loan bears interest at an adjustable interest rate. The loan provides for the following payments: (a) during the fixed rate period, monthly principal and interest payments of $84,988.78 on the first of each month from December 1, 2005 through November 1, 2014; and (b) during the extension period, monthly principal and interest payments calculated as if the remaining unpaid principal balance was to be fully amortized, together with interest calculated at an adjustable rate, over the remainder of a 360-month amortization period, payable in equal monthly installments on the first day of each month from December 1, 2014 through November 1, 2015. During the fixed rate period, the loan provides for a default interest rate equal to the lesser of: (a) 9.04% per annum or (b) the maximum rate permitted by applicable law. During the extension period, the loan provides for a default rate equal to the lesser of: (a) 4.0% above the adjustable interest rate or (b) the maximum rate permitted by applicable law. If any monthly payment is not received in full by the lender (i) during the fixed rate period, within ten days after the payment or other amount is due, or (ii) during the extension period, within five days after the payment or other amount is due, the borrower shall pay a late charge equal to five percent of such payment or other amount due. The loan is subject to a prepayment premium in the event any prepayment is made before November 1, 2014. In the event of prepayment, the prepayment premium to be paid shall be the greater of: (a) 1.0% of the amount of principal being prepaid; or (b) an amount calculated pursuant to the formula defined in section 10(e)(B) of the original promissory note. The loan documents also contain customary representations, warranties, covenants and indemnities as well as provisions for reserves and impounds.

On August 29, 2007, we, through NNN Apartment REIT Holdings, L.P., our operating partnership, also entered into an unsecured loan with NNN Realty Advisors, as evidenced by an unsecured promissory note in the principal amount of $5,400,000. The unsecured note matures on March 1, 2008. The unsecured note bears interest at a fixed rate of 6.85% per annum; and requires monthly interest-only payments beginning on October 1, 2007 for the term of the unsecured note. The unsecured note also provides for a default interest rate of 8.85% per annum. Since NNN Realty Advisors is our sponsor, this loan is deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

Towne Crossing Apartments is an apartment community consisting of 13 buildings, including 12 three-story apartment buildings and one clubhouse, on approximately 17.3 acres at 1601 Towne Crossing Boulevard in Mansfield, Texas. Construction of the property was completed in 2004. The property contains a net total of 232,000 rentable square feet and the average unit size is 865 square feet. The property contains 136 1-bedroom units, 120 2-bedroom units and 12 3-bedroom units. As of July 31, 2007, the property had an average rent of $859 per unit. The leased space is residential with leases generally ranging from an initial term of 6 to 12 months. Currently, Towne Crossing Apartments is approximately 95% leased. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The property is wood framed with exteriors consisting of a combination of brick masonry and Hardiplank with painted wood trim accents. The clubhouse exterior walls are constructed with stone at the base of the walls and stucco wall accents. All buildings have pitched roofs with asphalt shingles. The buildings are set on concrete slab-on-grade foundations. The property has a parking ratio of 1.80 spaces per unit. 210 of its 482 parking spaces are carports and 58 are attached garages. The carports and attached garages rent for $35 and $75 per month, respectively. The clubhouse has a wood-burning fireplace, kitchen with stainless steel appliances, business center, 24-hour fitness center, lounge area, billiard tables, and a large screen television. Additional property amenities include a swimming pool with a fountain and spa, laundry facilities, and a barbeque/picnic area. The property provides curbside trash pickup. All apartment units have either an exterior balcony or a patio, washer/dryer connections and faux granite kitchen counters. The living rooms have crown moldings and the dining rooms have track lighting.

Electricity, cable, Internet, water and sewer are all paid by residents, while the property pays for trash collection.

Mansfield, Texas has convenient access to both Dallas and Fort Worth and is located 29 miles south of Dallas-Fort Worth International Airport and 11 miles south of Arlington. As new retail and healthcare amenities have been completed, Mansfield has attracted residents from other areas including many moving from the longer established mid-cities areas seeking a better quality of life. The population of Mansfield increased from 28,031 in 2000 to 51,300 in 2007, or about 12% per year on average, according the North Central Texas Council of Governments.

Towne Crossing Apartments generally competes with five other similar residential properties: Falls at Towne Crossing, Rock Ridge Ranch, SpyGlass Apartment Homes, Falcon Lakes and Chesterfield Apartments. All of these properties have similar amenities to those found at Towne Crossing Apartments. In order to compete well with these properties, management will continue to maintain Towne Crossing Apartments to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep Towne Crossing Apartments competitive in the market.

Carbon-Thompson Management, an unaffiliated third party, will manage the property directly through a subcontract with Triple Net Properties Realty, Inc., or Realty. We will pay Realty up to 4.0% of the monthly gross cash receipts generated by Towne Crossing Apartments, 3.5% of which will be re-allowed to Carbon-Thompson Management.

We currently have no plans for renovating, developing or expanding Towne Crossing Apartments. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in Towne Crossing will be approximately $20.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2006 were $469,000, at a rate of 3.02%.